Wendell M. Faria, Esq. Partner wendell.faria@dentons.com	Dentons US LLP 1900 K St NW Washington, DC 20006 United States
D +1 202 496 7408
dentons.com

Wendell Faria

Partner

July 30, 2025

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-3010

Re:

Thankam Varghese, Branch Chief

C1 Fund Inc. (the “Company”)

Registration Statement on Form N-2/A

Filed November 12, 2024, as amended on January 21, 2025, March 7, 2025, April 25, 205, May 29, 2025 and July 28, 2025

File Nos.: 333-283139, 811-24022

Dear Ms. Varghese:

This letter contains our response to an oral comment we received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) on Amendment No. 5 to the Registration Statement on Form N-2 (the “Amendment”) for C1 Fund Inc. (the “Company”), which filing was accepted by the Commission on July 28, 2025. Please see below our response. For ease of reference, we have attempted to paraphrase the comment preceding each response. References to “Amendment No. 5” or the “Registration Statement” refer to Amendment No. 5 to the Registration Statement as accepted by the Commission on July 28, 2025. Page number references in our responses are to the page numbers in the clean version of Amendment No. 5, unless stated otherwise. Capitalized terms used but not defined in this letter have the meanings ascribed in Amendment No. 5.

Oral comment received July 29, 2025

1.	On page 4 of the Registration Statement, you refer to NPM Securities, LLC as “NPM Securities, LLC, (a registered broker-dealer, ATS, member of FINRA/SIPC and a wholly owned subsidiary of NASDAQ Private Markets, LLC).” On page 54, you refer to The NASDAQ Private Market, LLC as “The NASDAQ Private Market, LLC (which operates as an ATS through NPM Securities, LLC, its registered broker-dealer).” If these references are meant to refer to the same private secondary marketplace, please reconcile the reference on page 54 to conform to the reference on page 4.

Response:	We confirm to the Staff that the two references are meant to refer to the same private secondary marketplace, and the Company confirms to the Staff that it will revise the reference on page 54 to conform to the reference on page 4 in the final prospectus.

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at (202) 496-7408 or wendell.faria@dentons.com, or Brian Lee at (212) 768-6926 or brian.lee@dentons.com.

Very truly yours,

/s/ Wendell Faria
Wendell M. Faria, Esq.
Partner